iSOCIALY, INC.

1224 Mill Street, Suite 67

East Berlin, Connecticut 06023

November 29, 2017

Jan Woo

Legal Branch Chief

Office of Information Technologies

  and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re: iSocialy, Inc., Registration Statement on Form 10, filed October  2, 2017,  000-55847

Dear Ms. Woo:

After review of the staff’s comment letter dated November 27, 2017, as supplemented by the oral comments received yesterday via telephone, iSocialy, Inc. has come to the conclusion that it will not be able to update the financial statements in the registration statement on Form 10 prior to its statutory effective date of December 1, 2017. Accordingly, and pursuant to Securities Act 477, iSocialy, Inc. hereby applies for withdrawal of the registration statement and all exhibits thereto.

Sincerely yours,

/s/ George Bikakis

George Bikakis, President